Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS COMPLETES 2020 ANNUAL FILINGS

BROOKFIELD NEWS, March 1, 2021 – Brookfield Property Partners L.P. (NASDAQ: BPY; TSX: BPY.UN) announced today that it has filed its 2020 annual report on Form 20-F, including its audited financial statements for the year ended December 31, 2020, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at bpy.brookfield.com and a hard copy will be provided to unitholders and other interested parties free-of-charge upon request.

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Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier real estate companies, with approximately $88 billion in total assets. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, triple net lease, manufactured housing and student housing.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with approximately $600 billion in assets under management. More information is available at www.brookfield.com.

Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Brookfield Contact:

Matt Cherry

Senior Vice President, Investor Relations

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com